SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ/MF [Corporate Taxpayer’s Roll/ Ministry of Finance] under no. 01.832.635/0001-18

NIRE [Company Roll Registration Number] 35.300.150.007

Authorized Open Capital Company – CVM no. 016390

 CALL NOTICE

GENERAL DEBENTURES’ HOLDER MEETING

Debentures’ Holder are convened for the 1st Public Issue of 50,000 Non-Convertible Debentures, sole series, unsecured king, of TAM S.A. (hereinafter referred to as "Debentures" and "Issuer" or “Company", respectively) pursuant to the provisions of  8th Clause of the Public Debentures Deed (hereinafter simply referred to as “Deed”) gathering to meet in the Debentures’ Holder General Meeting to take place on March 29, 2012,  at 10:30 am and in second call, as applicable on April 09, 2012, at 110:10 am, at the Issuer facilities, located at Rua Ática no. 673, in the City of São Paulo, State of São Paulo in order to decide on the following agenda of the day:

(i) Decide on the amendment of the Deed in order to include the Company’s prerogative to arrange the Anticipated Total Redemption of the Debentures as provided for the laws in force.

We also inform the Manual to Attend the General Meeting is available to the Debentures’ Holders at the Company registered office located at Avenida Jurandir no. 856, lote 4, 1º andar, city of São Paulo, State of São Paulo, in the Investors Relation site  (www.tam.com.br/ri), as well as BM&FBOVESPA (www.bmfbovespa.com.br) and Securities Exchange Commission (www.cvm.gov.br) websites, which contains all the information on the issued to the analyzed and discussed.

General Instruction:

Pursuant to the provisions in 8th Clause, subparagraph 8.2.2 of the Deed, all Debentures’ Holder owning the “outstanding debentures” shall take part in the Meeting herein convened, which are all debentures issued, and excluding those in the Issuer Treasury department, and owned by (i) companies (directly or indirectly) controlled by the Issuer; (ii) holding (or in control group) and/or associated of Issuer; (iii) Issuer and /or Guarantor managers including but not limited to people directly or indirectly related to any person previously mentioned; and (iv) investment funds exclusively the private pension plan sponsored by Issuer and/or Guarantor as well as the debentures owned by directors, council’ members, and their relatives  up to the second level.

Debentures’ Holder shall appear before the time scheduled for the beginning of the Meeting with the following documents:

• In addition to the identity document and statement of the respective debentures account on each Debenture’s Holder name, issued by the depository institution;

• If Debentures’ holder could not attend the General Meeting, he/she should be represented by the attorney-in-fact bearing specific powers to the representation in the Meeting, in compliance with the legal provisions; and

• In order to expedite the proceedings and facilitate the Meeting works, the power-of-attorney should be deposited at the Company's main office, on debenture' holder discretion up to 02 (two) business days prior to the date scheduled to the Meeting.

Any further explanation deemed necessary should be obtained in the Investors Relations website – www.tam.com.br/ri.

São Paulo, March 14, 2012.

Líbano Miranda Barroso.

Financial and Investors Relations Director.

TAM S.A.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.